November 13, 2007

Terence O’ Brien

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Lennar Corporation
Form 10-K for the Fiscal Year Ended November 30, 2006
File No. 1-11749

Dear Mr. O’ Brien:

This is the response of Lennar Corporation to your letter dated October 29, 2007 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our above-referenced filing. For your convenience, we have reproduced the full text of each of the Staff’s comments in bold and provided our response to each comment immediately after the comment.

Form 10-K for the year ended November 30, 2006

Management’s Discussion and Analysis, page 17

Outlook, page 17

1.	We have read your response to comment 1 in our letter dated September 12, 2006. We note your use of offering optional upgrades (such as upgraded appliances, cabinetry and flooring) as incentives to your customers. Please clarify for us whether these incentives are offered separately from the price discounts on individual homes, or whether such upgrades are offered collectively with the price discounts as a lump sum. In either case, please tell us how you have determined that these upgrades are appropriately accounted for as reductions in the sales price of the homes, given paragraph 10 of EITF 01-9 indicates that such “free” products or services, or anything other than cash, should be characterized as an expense.

Response:

As noted in the response to comment 1 in our letter dated October 3, 2007, we may offer sales incentives in the form of optional upgrades (such as upgraded appliances, cabinetry and flooring) without charge. The optional upgrades may be the only sales incentive offered for a particular home, or they may be offered collectively with a discount on the base price of the home. In order to clarify our previous response, the cost we incur for the optional upgrades is included in our cost of home sales in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Because the upgrades are provided without additional charge, no revenue is recognized related to the upgrade(s).

2.	Where material, please disclose the amount of sales incentives included in cost of sales in the footnotes to the financial statements.

Response:

Where material, we will disclose the amount of sales incentives included in cost of home sales in the footnotes to our financial statements.

Subprime lending

3.	We have read your response to comment 5 in our letter dated September 12, 2006. We appreciate your response and have noted your additional disclosures in future filings, starting with the Form 10-Q for the period ended August 31, 2007, related to the deterioration in the overall homebuilding market and the inability of homeowners to refinance or maintain subprime or Alt A loans, both of which could have an adverse impact on demand and the number of homes you sell. Please ensure that your future disclosure should be revised to help readers understand the materiality of your exposure to such loans, whether direct or indirect. In this regard, we urge you to evaluate, on both a quantitative and qualitative basis, the appropriate amount of transparent disclosures needed so that readers are informed about the level of your involvement in these subprime lending activities.

Response:

As the availability and performance of subprime and Alt A financing continues to change in light of deteriorating market conditions, we will continue to evaluate our direct and indirect exposure to such loans. Our evaluation of this exposure will continue to be performed on both a quantitative and qualitative basis, and in future filings, we will provide readers of our financial statements with appropriate disclosures regarding any material exposure and level of involvement with respect to subprime and Alt A loans.

Form 10-Q for the period ended August 31, 2007

4.

We note the net carrying value of your assets at August 31, 2007, exceeded your market capitalization of $4.8 billion. Please tell us why your third quarter goodwill impairment test did not result in write-offs in excess of $16.5 million. For example, it is not clear why there was no impairment of goodwill relating to your homebuilding east, homebuilding west, or financial services segments, based on the operations of these segments and the FAS 144 valuation adjustments recorded in these segments. Also, it appears your market capitalization has subsequently decreased to $3.7 billion. Describe to us your plans for additional testing of goodwill impairment given this change in circumstance. In addition, provide us with the disclosure you intend to include in MD&A discussing this issue and the current and potential future impact on the financial statements.

Response:

We review goodwill annually (or whenever indicators of impairment exist) for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Because of the impairments recorded related to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (“SFAS 144”) and Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, (“APB 18”), we accelerated our analysis of goodwill, normally prepared as of September 30th, to July 31st, 2007 in accordance with SFAS 142. We have historically engaged an independent third-party valuation specialist to value our company in order to determine whether our goodwill carrying amount is impaired. The valuation specialist and our company determined that the most appropriate approach for valuing our company was through a combined income and market approach (including a control premium in accordance with SFAS 142 par. 23).

In accordance with SFAS 142 par. 18, “goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit.” In accordance with SFAS 142 par. 30, “A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.” Our reporting units are our operating segments or divisions. Thus, the fair value of each division determined by the combined income and market approach was compared to the carrying value of the division’s net assets, including goodwill, to identify potential impairments. Our analysis identified certain divisions in our Homebuilding Central reportable segment and Homebuilding Other whose carrying amount exceeded their fair value; thus, the second step of the goodwill impairment test was performed to measure the amount of impairment. There was no impairment identified in our Homebuilding East, Homebuilding West and Financial Services reportable segments. The goodwill impairment totaled the $16.5 million recorded and disclosed in our third quarter Form 10-Q.

During our fourth quarter-to-date, tightening mortgage credit standards and other factors have lead to further deterioration in the homebuilding market. Additionally, our market capitalization has significantly decreased during our fourth quarter-to-date. As a result of these market developments, we are in the process of reviewing our goodwill for impairment taking into consideration the further deterioration in market conditions during our fourth quarter-to-date and its impact to the value of our reporting units since our previous review of goodwill for impairment.

In the description of our critical accounting policies in Management’s Discussion and Analysis (“MD&A”) in our 2006 Form 10-K, we disclosed the following with regards to goodwill: “there can be no assurances that future economic or financial developments, including general interest rate increases or a slowdown in the economy, might not lead to an impairment of goodwill.” We intend to include similar language in this year’s Form 10-K. In addition, assuming similar conditions exist at the end of our fourth quarter, we intend to include the following disclosure in our MD&A: “In light of a significant decrease in our market capitalization, SFAS 144 and APB 18 impairments and the continued deterioration in market conditions as a result of tightening mortgage credit standards and other factors, we reviewed goodwill for impairment in both our third and fourth quarters of 2007. Our goodwill impairment review was based on current and projected market conditions; however, further deterioration in market conditions may cause additional pricing pressures and slower absorption, which may lead to additional valuation adjustments in the future, resulting in an acceleration of next year’s analysis of goodwill and possibly additional impairments of goodwill.”

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Lennar Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the Federal securities laws of the United States.

We hope the responses above fully address the Staff’s comments. If you have any questions or comments regarding any of our responses in this letter, please contact me by telephone at 305.229.6428 or by telecopy at 305.228.8383.

Sincerely,

/s/ Bruce E. Gross
Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation

cc: Jenn Do, Division of Corporation Finance